Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this Registration Statement of Context Therapeutics Inc. (formerly Context Therapeutics LLC) on Form S-1 of our report, which includes an explanatory paragraph related to Context Therapeutics Inc.’s ability to continue as a going concern, dated March 19, 2021, except for the effects of the matter discussed in Note 3 - Correction of Immaterial Misstatement which is as of April 30, 2021; the reverse stock split described in Note 6, which is as of June 25, 2021; and, Note 3 - Income (Loss) per Share and the reverse triangular merger described in Note 11, which are as of September 10, 2021, on our audits of the consolidated financial statements of Context Therapeutics Inc. and Subsidiaries as of December 31, 2020 and 2019 and for the years then ended. We also consent to the reference to our firm under the heading “Experts.”

/s/ CohnReznick LLP

Holmdel, New Jersey
December 8, 2021